Exhibit (e) (4)

April 28, 2007

The Royal Bank of Scotland Group plc House G RBS Gogarburn Edinburgh EH12 1HQ	Fortis SA/NV 20 Rue Royale -1WAOA Brussels B-1000, Belgium Fortis N.V. Archimedeslaan 6 Utrecht Netherlands	Banco Santander Central Hispano, S.A. Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain

Ladies and Gentlemen:

In connection with the consideration by your consortium of The Royal Bank of Scotland Group plc, Fortis SA/NV, Fortis N.V. and Banco Santander Central Hispano, S.A. (collectively, the “Consortium”) of a possible transaction (the “Transaction”) involving the acquisition of LaSalle Bank Corporation and certain related assets (collectively, the “Company”), a subsidiary of ABN AMRO Holdings N.V. (“ABN AMRO”), it is expected that ABN AMRO, the Company and our Representatives (as defined below) will furnish you and your Representatives with, or otherwise make available to you and your Representatives, certain information about the business, operations and affairs of ABN AMRO, the Company and their respective subsidiaries.  Such information (whether oral, written, electronic or otherwise), regardless of the form in which it is provided or maintained and whether prepared by ABN AMRO, the Company, our Representatives or otherwise, together with any notes, analyses, compilations, studies, interpretations or other documents prepared by you or your Representatives which contain or otherwise reflect such information, is hereinafter referred to as “Confidential Information,” except that “Confidential Information” does not include any information that (i) was publicly available prior to the date of this agreement or hereafter becomes publicly available without any violation of this agreement on the part of you or any of your Representatives, (ii) was available to you or your Representatives on a non-confidential basis prior to its disclosure to you or your Representatives by ABN AMRO, the Company or our Representatives or (iii) becomes available to you from a person other than ABN AMRO, the Company and our Representatives who is not, to the best of your knowledge, subject to any legally binding obligation to keep such information confidential.  As used in this agreement, “person” means an individual or entity and the “Representatives” of any person means such

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person’s affiliates and its and their officers, directors, employees, attorneys, accountants, financial advisors and other agents and other representatives of such persons.

In consideration of your being provided with Confidential Information and being offered the opportunity to evaluate a possible Transaction, you agree to comply with the terms of this agreement.

You agree that all Confidential Information will be kept confidential and will not be disclosed, in whole or in part, by you or any of your Representatives to any person other than those of your Representatives who need to know such Confidential Information for the purpose of evaluating a possible Transaction or evaluating a possible acquisition of ABN AMRO (the “ABN AMRO Transaction”); provided that (i) you will require your Representatives to be bound by the terms of this agreement to the fullest extent as if they were parties hereto and (ii) you will be responsible for any breach of this agreement by you or any of your Representatives; provided further that each member of the Consortium shall be severally, but not jointly, responsible for the breach of this agreement by itself and its respective Representatives and shall have no liability for a breach by the other Consortium members or their respective Representatives.

You agree that neither you nor any of your Representatives will use or allow the use of any Confidential Information for any purpose except to evaluate the possible Transaction or a possible ABN AMRO Transaction.

You agree to inform ABN AMRO promptly of any determination by you not to proceed with your consideration of the possible Transaction.  If you determine not to proceed with your consideration of the possible Transaction, or promptly following your receipt of a request from ABN AMRO, you shall elect either to destroy or to return to ABN AMRO all Confidential Information provided to you or your Representatives, except for that portion of the Confidential Information that consists of analyses, compilations, studies or other documents prepared by you or your Representatives.  That portion of the Confidential Information that consists of analyses, compilations, studies or other documents prepared by you or your Representatives will, to the extent legally permitted, be destroyed immediately upon ABN AMRO’s request.  Upon ABN AMRO’s request, you will provide ABN AMRO with prompt written confirmation of your compliance with the first two sentences of this paragraph.  Notwithstanding the foregoing, your legal department may maintain a copy of the Confidential Information in its restricted access files for actual or anticipated litigation, regulatory compliance or corporate record keeping purposes.

If you or anyone to whom you transmit the Confidential Information is requested or required (by oral questions, interrogatories, requests for information or documents, subpoenas, civil investigative demand or similar process) to disclose any of the Confidential Information, you will provide ABN AMRO with prompt notice so that ABN AMRO may seek a protective order or other appropriate remedy and/or waive your compliance with the provisions of this agreement.  If such protective order or other

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remedy is not obtained, or ABN AMRO waives your compliance with the provisions of this agreement, you will furnish only that portion of the Confidential Information that is legally required to be furnished, in the opinion of your counsel and will exercise your reasonable best efforts to obtain a protective order or other reliable assurance that confidential treatment will be accorded the Confidential Information.

You agree not to initiate or maintain contact (except for those contacts made in the ordinary course of business not in connection with the Transaction) with any officer, director, employee, customer or supplier of the Company or any of its subsidiaries regarding the business, operations or prospects of the Company or any of its subsidiaries, except with ABN AMRO’s prior written consent.  Unless otherwise agreed to by ABN AMRO, all (i) communications regarding any possible Transaction, (ii) requests for additional information, (iii) requests for management meetings, and (iv) discussions or questions regarding procedures in connection with any possible Transaction, will be submitted or directed to ABN AMRO.

No failure or delay by ABN AMRO in exercising any right, power or privilege hereunder shall operate as a waiver thereof or preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

You agree that ABN AMRO would be irreparably injured by a breach of this agreement by you or your Representatives and that, in such event, ABN AMRO shall be entitled, in addition to any and all other remedies, to injunctive relief and specific performance.

ABN AMRO, the Company and our Representatives make no representations or warranties, express or implied, with respect to the Confidential Information, except for any representations and warranties that may be expressly made to a purchaser in a definitive purchase agreement when, as, and if finally executed, and subject to such limitations and restrictions as may be specified in such agreement.  You agree that neither ABN AMRO, the Company nor any of our Representatives shall have any liability to you or any of your Representatives resulting from the selection or use of the Confidential Information by you or your Representatives or any errors therein or omission therefrom.  You understand and agree that, unless and until a definitive purchase agreement between ABN AMRO and you with respect to the Transaction has been executed and delivered, neither ABN AMRO, the Company nor you will be under any legal obligation of any kind whatsoever with respect to any Transaction (except for the express obligations set forth in this agreement).

All proprietary and intellectual property rights in and to the Confidential Information shall remain the sole property of ABN AMRO or the Company, as applicable, and nothing in this agreement shall be construed in any way to grant to you or your Representatives any express or implied option, license or other right, title or interest in or to any Confidential Information, or to any intellectual property rights embodied in such Confidential Information.

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If any term or provision of this agreement or any application hereof shall be invalid and unenforceable, the remainder of this agreement and any other application of such term or provision shall not be affected thereby.

This agreement may be modified or waived only by an instrument signed by the parties hereto.  This agreement may not be assigned by any party hereto without the express prior written consent of the other party hereto.  Effective from and after the consummation of a sale of ABN AMRO North America Holding Company by ABN AMRO to a third party, ABN AMRO North America Holding Company shall be an intended third party beneficiary of this agreement and shall be entitled to enforce and exercise all rights and remedies under this agreement against you as if it were a party hereto.

This agreement also constitutes notice to you that ABN AMRO has engaged Davis Polk & Wardwell as its legal counsel in connection with the Transaction and the ABN AMRO Transaction, and you hereby (i) consent to the continued representation of the Company by Davis Polk & Wardwell in relation to the Transaction and the ABN AMRO Transaction notwithstanding the fact that Davis Polk & Wardwell may have represented, and may currently or in the future represent, you and/or any of your affiliates with respect to unrelated matters and (ii) waive any actual or alleged conflict and actual or alleged violation of ethical or comparable rules applicable to Davis Polk & Wardwell that may arise from its representation of ABN AMRO in connection with the Transaction and the ABN AMRO Transaction, except for representing ABN AMRO against you and/or any of your affiliates in litigation, arbitration, or mediation in connection therewith.  In addition, you hereby acknowledge that your consent and waiver under this paragraph is voluntary and informed, and that you have obtained independent legal advice with respect to this consent and waiver.  If you have any questions regarding this paragraph, please contact William Taylor at Davis Polk & Wardwell at 212-450-4133 or william.taylor@dpw.com.

This agreement shall be governed by, and construed in accordance with, the laws of the State of New York.  You hereby irrevocably and unconditionally submit to the exclusive jurisdiction of any state or federal court sitting in New York City, Borough of Manhattan, over any suit, action or proceeding arising out of or relating to this letter agreement.  You hereby agree that service of any process, summons, notice or document by U.S. registered mail addressed to you shall be effective service of process for any such suit, action or proceeding brought against you in any such court.  You hereby irrevocably and unconditionally waive any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.  You agree that a final judgment in any such suit, action or proceeding brought in any such court shall be conclusive and binding upon you and may be enforced in any other courts to whose jurisdiction you are or may be subject by suit upon such judgment.

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Except for the preceding two paragraphs, which shall be binding in perpetuity or until the latest date permitted by law, this agreement will be binding upon you and your Representatives for a period of three years from the date hereof.  This agreement may be executed and delivered by facsimile and through separate counterparts which when so executed and delivered shall be deemed an original and all such counterparts taken together shall constitute one and the same instrument.  Any facsimile signatures shall have the same legal effect as manual signatures.

With respect to each member of the Consortium, this agreement shall be effective with respect to such member upon execution and delivery of such member’s signature counterpart and no member of the Consortium or its Representatives may share confidential information with any other member of the Consortium and its Representatives until such time as that member has executed and delivered its respective signature counterpart of this agreement to ABN AMRO or has executed another agreement on the terms hereof directly with ABN AMRO.

To evidence your agreement with the foregoing, please sign and return one copy of this agreement to ABN AMRO.

Very truly yours,

ABN AMRO HOLDINGS N.V.

By:	/s/ R. Venkata Raman
Name: R. Venkata Raman
Title: Senior Vice President

By:	/s/ Jenny de Vries
Name: Jenny de Vries
Title: Senior Vice President

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Accepted and agreed as of the first date written above:

The Royal Bank of Scotland Group plc		Banco Santander Central Hispano, S.A.

By:	/s/ Miller McLean	By:	/s/ Juan Guitard
	Name: Miller McLean		Name: Juan Guitard
	Title: Group Secretary		Title: Head of Legal Department

Fortis SA/NV

By:	/s/ J. Quaetaert
Name: J. Quaetaert
Title: Chief Legal, Compliance & Investigations

Fortis N.V.

By:	/s/ J. Quaetaert
Name: J. Quaetaert
Title: Chief Legal, Compliance & Investigations